The share transfer described in this press release involves securities of a Japanese company. The share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

November 13, 2025

To whom it may concern:

Company Name	Toho System Science Co., Ltd.
Representative	Tomoyasu Kosaka
President and Representative Director
(Securities code: 4333, TSE Prime Market)
Contact	Masayo Sunaga
General Manager
Corporate Administration Division
(Ph: +81-3-3868-6061)
Company Name	R&D Computer Co., Ltd.
Representative	Yoshiaki Fukushima
President and Representative Director
(Securities code: 3924, TSE Prime Market)
Contact	Fumitoshi Okuno
General Manager
Corporate Administration Division
(Ph: +81-3-5232-3046)

Notice Regarding Management Integration Through Establishment of

Joint Holding Company (Joint Stock Transfer) Between

Toho System Science Co., Ltd. and R&D Computer Co., Ltd.

Toho System Science Co., Ltd. (“TSS”) and R&D Computer Co., Ltd. (“R&D”; TSS and R&D collectively, the “Companies”) hereby announce as follows that, at meetings of their respective boards of directors held today, the Companies agreed to establish the joint holding company Toranvia Co., Ltd. that will become the wholly owning parent company of the Companies (the “Joint Holding Company”) through a joint share transfer (the “Share Transfer”) scheduled to take effect on April 1, 2026 (the “Effective Date”; the action of establishing the Joint Holding Company, the “Management Integration”) and that, based on resolutions adopted at those meetings of the Companies’ respective boards of directors held today, the Companies have, in a spirit of equality, today entered into a management integration agreement (the “Management Integration Agreement”) and jointly prepared a share transfer plan regarding the Share Transfer (the “Share Transfer Plan”).

Implementation of the Share Transfer is subject to the approval of the Companies’ respective shareholders meetings.

Details

1.	Background and purpose of the Share Transfer
(1)	Background of the Share Transfer

TSS was established in June 1971 as an information systems subsidiary of Toho Mutual Life Insurance Company and, since that time, has provided system development and operation services primarily in the financial industrial sector. As a company playing a role in an information-based society, TSS has made financial systems for life insurance, non-life insurance, banking, securities, and the like the core of its business while expanding the scope of the solutions it provides to systems supporting social infrastructure, such as telecommunications and broadcasting.

R&D was established in January 1971 and, since that time, has provided clients across diverse fields, including finance, manufacturing, distribution, and the public sector, with IT solutions centered on system development as an independent system integrator. R&D offers comprehensive services ranging from core system development to cloud and packaged software implementation support and IT infrastructure construction, and with its proven technical expertise, R&D supports its clients’ business foundations and contributes to advancing information technology and industrial development in society.

Within the information services industry to which the Companies belong, corporate investment confidence remains strong, particularly for DX (digital transformation), which involves leveraging digital technologies to transform business processes and models, through system and software renewal and cloud migration aimed at improving operational efficiency and productivity amid labor shortages. There is also a growing movement toward enhancing operational efficiency through the adoption of generative AI and similar technologies. In addition, damage from cyberattacks, typified by “targeted threats,” is increasing, heightening the importance of information security measures, and, as a consequence, market size in this domain is expected to continue expanding.

Against this backdrop, TSS has sought dependable business growth by formulating the long-term management vision “TSS Economic Vision500” and “Mid-Term Management Plan 2027” and accelerating societal DX, in addition to enhancing the growth and profitability of existing businesses and establishing new growth areas through the creation of new businesses.

The R&D Group has also continued to seek further corporate value enhancement by actively pursuing M&A, strengthening partnerships with business allies, promoting DX business, investing in talent development and strengthening core competencies, further expanding sales in existing SI fields, and implementing capital policies and shareholder returns, all aimed at achieving its “New Mid-Term Management Plan (VISION2025)” launched in the fiscal year ending March 2024.

However, even amid rapidly expanding market size, the risk of substitution by AI and other new technologies and intensified competition due to expansion among large corporations have remained concerns for the Companies in relation to sustainable corporate value enhancement. Therefore, each of the Companies has sought measures to achieve further growth while addressing shortcomings.

Given this background, in August 2024 TSS proposed to R&D the establishment of a business alliance between the Companies (the “Business Alliance”) to discuss the joint promotion of sales and development between the Companies, believing that collaboration with R&D, which provides services to clients across diverse fields, including finance, manufacturing, distribution, and the public sector, would contribute to enhancing the corporate value of TSS, which aims to strengthen its non-financial sectors. Upon receiving this proposal, R&D perceived that collaborating with TSS, which possesses extensive expertise and a proven track record in the life and non-life insurance sectors, would lead to the accumulation of more advanced business knowledge and enhance development capabilities, and, as a consequence, R&D commenced discussion of the Business Alliance. Subsequently, the Companies individually explored and implemented various measures, including partnerships with other companies, to continue enhancing corporate value. During this process, as the Companies deepened their shared understanding of their respective business and competitive environments and their strategic directions, the Companies held multiple discussions regarding the potential for business synergies between them, and, consequently, on September 30, 2024, the Companies entered into a business alliance agreement pertaining to the Business Alliance.

Subsequently, while TSS recognized it had realized certain benefits through promotion of joint sales and development with R&D in the Business Alliance, TSS perceived that in order to further enhance its corporate value, it would be necessary to integrate the Companies’ business, technological, and human resources and strengthen development capabilities and profitability by building a platform and mutually leveraging sales infrastructure, and so, in May 2025, TSS proposed to R&D a management integration through the Share Transfer. R&D also recognized the complementary nature of the Companies’ business domains and customer bases made apparent through the Business Alliance, and since the benefits of expanding human resources, technological capabilities, data assets, and sales channels through joint development and sales activities had been clearly demonstrated, and R&D perceived that further synergies could be achieved with TSS, R&D made the decision to formally consider management integration through the Share Transfer. Subsequently, the Companies reaffirmed during substantive mutual discussions that the Companies complement each other in terms of their strengths and shortcomings, and the Companies came to share a common awareness that maximization of their respective strengths by management integration through the Share Transfer would create the prospect of achieving significant synergies outlined in “(2) Purpose of the Share Transfer and anticipated synergies” below and enable flexible adaptation to rapidly changing market conditions, achievement of sustainable growth, and enhancement of medium-to-long-term corporate value. As a consequence, the Companies decided today to implement the Management Integration in a spirit of equality.

(2)	Purpose of the Share Transfer and anticipated synergies

The Companies seek to establish unique positions within the information services industry and enhance corporate value by achieving the synergies set out below and integrating and effectively utilizing their management resources through the Share Transfer.

(i)	Expansion of customer base and business portfolio

TSS possesses extensive operational expertise and a proven track record in large-scale system development within the life and non-life insurance fields and has established a solid order base. On the other hand, R&D excels in package-based system integration across diverse sectors, including finance, manufacturing, distribution, and the public sector, and since the launch of its package-based system integration service in 2010, the service has grown to currently constitute no less than 30% of sales. Since the Companies each possess not only distinct know-how but also distinct customer bases, the Management Integration will expand cross-selling and upselling opportunities through mutual utilization of each other’s customer bases and expertise. Further, the Companies aim to build a framework that covers a broader range of areas and flexibly responds to diverse industry needs. Additionally, by mutually complementing each other’s sales networks and project acquisition channels, the Companies will expand proposal opportunities into areas that have been previously difficult to adequately address, diversifying their customer bases and establishing an even more stable revenue foundation.

(ii)	New service creation and project efficiency

Through the Business Alliance, the Companies have pursued the creation of new services and the enhancement of project efficiency and quality, by sharing technologies in cutting-edge fields, such as generative AI, and in new business areas, as well as sharing project monitoring methodologies and software quality management techniques. Through the Management Integration, the Companies will aim to further accelerate these initiatives and achieve the normalization and scaling up of technological collaboration in order to establish a competitive advantage within the information services industry in which the Companies operate.

(iii)	Strengthening human resources and organizational structure

The Management Integration will accelerate mutual exchanges between the Companies’ engineers and project managers, enabling faster skill enhancement and talent development across both organizations. Furthermore, the Companies believe employee engagement will be boosted after the Management Integration as the Companies’ employees will be provided with more diverse opportunities to excel. The Companies will promote the streamlining of organizational operations and further strengthening of governance through collaboration to establish a uniform human resource development system targeting personnel from junior to senior levels and by mutually utilizing and integrating the management expertise that the Companies possess.

(iv)	Cost streamlining and strengthening management foundations

Through the Management Integration, the Companies will realize streamlining of business processes and optimization of redundant investments and operational costs by sharing and allocating internal and external resources across development, sales, and corporate management functions.

2.	Outline of the Share Transfer
(1)	Schedule of the Share Transfer
Date of boards of directors meetings to approve the Management Integration Agreement and the Share Transfer Plan (for each of the Companies)	November 13, 2025 (today)
Date of execution of the Management Integration Agreement and preparation of the Share Transfer Plan (by the Companies)	November 13, 2025 (today)
Date of announcements of record dates for extraordinary shareholders meetings (by each of the Companies)	November 14, 2025 (scheduled )
Record date for extraordinary shareholders meetings (for each of the Companies)	November 28, 2025 (scheduled)
Date of extraordinary shareholders meetings to approve the Share Transfer Plan (for each of the Companies)	January 16, 2026 (scheduled)
Delisting date (for each of the Companies)	March 30, 2026 (scheduled)
Joint Holding Company incorporation registration date (the Effective Date of the Share Transfer)	April 1, 2026 (scheduled)
Initial public offering date of the Joint Holding Company	April 1, 2026 (scheduled)

Note: The schedule above is the current schedule to date, and if necessary due to requirements related to the progress of the Share Transfer procedures or for any other reasons, the Companies may modify the schedule based on agreement upon mutual consultation.

(2)	Method of the Share Transfer

The Share Transfer is a joint share transfer in which the Companies will become wholly owned subsidiaries as the result of a joint share transfer, with the newly established Joint Holding Company serving as the wholly owning parent company through the joint share transfer.

(3)	Details of allotment for the Share Transfer (share transfer ratio)
	TSS	R&D
Share transfer ratio	1.27	1

Note 1: Details of the allotment of shares related to the Share Transfer

1.27 share(s) of common stock in the Joint Holding Company will be allotted and delivered per share of common stock in TSS, and one share of common stock in the Joint Holding Company will be allotted and delivered per share of common stock in R&D. However, if any material change or any circumstance that would materially affect the various terms and conditions on which the calculation is based arises, the Companies may change the above share transfer ratios upon consultation.

The share unit number of the Joint Holding Company will be 100 shares.

If any fractions less than one share arise in the number of shares of common stock in the Joint Holding Company that must be delivered to the shareholders of TSS or R&D resulting from the Share Transfer, an amount will be paid to each of those shareholders in proportion to the fractional part less than one share in accordance with Article 234 of the Companies Act and the provisions of other relevant laws and ordinances.

Note 2: Number of new shares to be delivered by the Joint Holding Company through the Share Transfer (scheduled): 39,975,987 shares of common stock

The number above is based on the total number of issued shares in TSS as of September 30, 2025 (20,798,988 shares) and the total number of issued shares in R&D as of September 30, 2025 (17,967,900 shares). However, by the day prior to Effective Date of the Share Transfer, the Companies plan to cancel the treasury shares currently held or newly acquired in the future to the extent practicable. Therefore, the number of treasury shares held by TSS as of September 30, 2025 (3,457,396 shares of common stock) and the number of treasury shares held by R&D as of September 30, 2025 (15,734 shares of common stock) are excluded from the calculation above of the new shares to be issued. Please note that the actual number of treasury shares to be canceled by the Effective Date of the Share Transfer is currently undetermined and that the number of shares above to be issued by the Joint Holding Company might change.

Note 3: Handling of shares less than one unit

An application is planned to be made for a new listing on the Tokyo Stock Exchange (the “TSE”) of the shares in the Joint Holding Company to be allotted to the shareholders of the Companies resulting from the Share Transfer, and if that application is approved, the shares of the Joint Holding Company will be tradable on the TSE. Consequently, it is believed that shareholders of TSS or R&D who hold 79 or more shares in TSS or 100 or more shares in R&D and who receive through the Share Transfer an allotment of at least 100 shares in the Joint Holding Company, which is the minimum unit of its shares, will continue to have access to liquidity for the shares in the Joint Holding Company.

Each shareholder of either of the Companies who receives an allotment of less than 100 shares in the Joint Holding Company may not sell those allotted shares on the TSE or any other financial instruments exchange; however, each shareholder who comes to hold those fractional shares may, pursuant to the provisions of Article 192, paragraph (1) of the Companies Act, request the Joint Holding Company to repurchase the fractional shares held by the shareholder.

(4)	Treatment of share options and bonds with share options in connection with the Share Transfer

The Companies have not issued any share options or bonds with share options.

(5)	Dividends of surplus and shareholder benefits

In the Share Transfer Plan, the Companies have agreed as follows: (a) that TSS may (i) pay dividends of surplus up to 20 yen per share to shareholders or registered pledgees of TSS’s common shares entered or recorded in the final shareholder register as of September 30, 2025 and (ii) pay dividends of surplus up to 25 yen per share to shareholders or registered pledgees of TSS’s common shares entered or recorded in the final shareholder register as of March 31, 2026; and (b) that R&D may (i) pay dividends of surplus up to 19 yen per share to shareholders or registered pledgees of R&D’s common shares entered or recorded in the final shareholder register as of September 30, 2025 and (ii) pay dividends of surplus up to 19 yen per share to shareholders or registered pledgees of R&D’s common shares entered or recorded in the final shareholder register as of March 31, 2026.

In addition, in the Management Integration Agreement, the Companies have agreed (a) that TSS may offer shareholder benefits, including the gift presentation of a QUO Card worth 2,000 yen, to each shareholder who holds one or more units of TSS’s common shares entered or recorded in the final shareholder register as of September 30, 2025 and (b) that R&D may offer shareholder benefits, including the gift presentation of a QUO Card worth 2,000 yen, to each shareholder who holds one or more units of R&D’s common shares entered or recorded in the final shareholder register as of March 31, 2026.

Regarding the dividend policy of the Joint Holding Company, the plan is to implement a profit distribution targeting a payout ratio of 50% (consolidated) or more taking into account the dividend policies and dividend levels of the Companies and the future performance of the Joint Holding Company.

3.       Basis for allotments in connection with the Share Transfer

(1)	Basis and reason for allotments

In order to ensure that the share transfer ratio described in “(3) Details of allotment for the Share Transfer (share transfer ratio)” in “2. Outline of the Share Transfer” above (the “Share Transfer Ratio”) is fair and appropriate for the Companies when calculating that Share Transfer Ratio, TSS has appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and R&D has appointed Nomura Securities Co., Ltd. (“Nomura Securities”), respectively, as financial advisors and third-party appraisers that are independent of the Companies.

As a result of TSS’s careful deliberation and examination of the share transfer calculation results and advice from SMBC Nikko Securities, which is the third-party appraiser described in “(i) Obtainment of valuation reports regarding share transfer ratio from independent third-party appraisers” under “4. Measures to ensure fairness” below, and the legal advice from the law firm Nakamura, Tsunoda & Matsumoto described in “(ii) Advice from independent law firms” under “4. Measures to ensure fairness” below, as well as the results of the various due diligence conducted by TSS and its advisors on R&D, and after taking into consideration financial conditions, performance trends, stock price trends, and the like, TSS reached the conclusion that the Share Transfer Ratio described in “(3) Details of allotment for the Share Transfer (share transfer ratio)” in “2. Outline of the Share Transfer” above is appropriate and that the Share Transfer will contribute to the interests of the shareholders of TSS.

As a result of R&D’s careful deliberation and examination of the share transfer calculation results and advice from Nomura Securities, which is the third-party appraiser described in “(i) Obtainment of valuation reports regarding share transfer ratio from independent third-party appraisers” under “4. Measures to ensure fairness” below, and the legal advice from the law firm Mori Hamada & Matsumoto (“Mori Hamada & Matsumoto”) described in “(ii) Advice from independent law firms” under “4. Measures to ensure fairness” below, as well as the results of the various due diligence conducted by R&D and its advisors on TSS, and after taking into consideration financial conditions, performance trends, stock price trends, and the like, R&D reached the conclusion that the Share Transfer Ratio described in “(3) Details of allotment for the Share Transfer (share transfer ratio)” in “2. Outline of the Share Transfer” above is appropriate and that the Share Transfer will contribute to the interests of the shareholders of R&D.

As described above, the Companies repeatedly held careful negotiations and consultations based on the results of due diligence conducted by the Companies on each other while referring to the calculation results and analysis by their respective third-party appraisers and advice from their respective legal advisors and comprehensively taking into account the financial conditions, stock price movement, future outlooks, and other factors of the Companies, and, as a result, the Companies have reached the decision that the Share Transfer Ratio described in “(3) Details of allotment for the Share Transfer (share transfer ratio)” in “2. Outline of the Share Transfer” above is appropriate and that the Share Transfer will contribute to the interests of their respective shareholders. Accordingly, the Companies will enter into the Management Integration Agreement and jointly prepared the Share Transfer Plan based on resolutions regarding execution of the Management Integration Agreement adopted at the Companies respective board of directors meetings held today.

(2)	Matters relating to calculation
(i)	Names of the appraisers and relationships with listed companies and each other

Neither SMBC Nikko Securities nor Nomura Securities is a related party of either of the Companies or has a material interest that must be stated in relation to the Share Transfer. Compensation for SMBC Nikko Securities and Nomura Securities related to the Share Transfer includes a fixed fee payable regardless of the success of the Share Transfer as well as a success fee payable upon completion of the Share Transfer.

(ii)	Outline of calculation

SMBC Nikko Securities performed its calculation in relation to the Share Transfer Ratio by adopting (a) the market share price method, because the shares of the Companies are listed on the TSE Prime Market and thus each has a referenceable market share price, (b) the comparable listed companies method, because multiple listed companies engaged in businesses relatively similar to those of the Companies exist and it is possible to make analogical inferences of share prices by comparing similar listed companies, and (c) the discounted cash flow method (the “DCF Method”) to evaluate intrinsic value based on the future business activities of the Companies.

The calculation results for each method above are as follows. Note that “Calculation ranges for share transfer ratio” below indicates the ranges for common shares in the Joint Holding Company allocated per share of TSS’s common stock if one share of the Joint Holding Company’s common stock is allocated per share of R&D’s common stock.

Calculation ranges for share transfer ratio
Market share price method	1.17 – 1.43
Comparable listed company analysis	1.03 – 1.35
DCF Method	0.83 – 1.43

The calculation reference date for the market share price method is November 12, 2025. Valuations were performed using the simple average of closing prices (rounded to the nearest yen) for each of the one-month, three-month, and six-month periods ending on the calculation reference date on the TSE Prime Market. Based on these results, the share transfer ratio range was calculated as described above.

In calculating the share transfer ratio, SMBC Nikko Securities has, in principle, employed information provided by the Companies, publicly available information, and the like assuming that all such materials, information, and the like employed are accurate and complete, and SMBC Nikko Securities has not made any independent study of the accuracy or completeness thereof. SMBC Nikko Securities has not made any independent assessment, appraisal, or evaluation, and has not requested any independent institution to conduct any assessment, appraisal, or evaluation, in connection with any assets or liabilities (including off-balance-sheet assets or liabilities or other contingent liabilities) of each of the Companies or any of their affiliates. Furthermore, the financial projections (including profit plans and other information) submitted by each of the Companies are premised on the assumption that they have been reasonably prepared by the management of each of the Companies based on the best forecasts and judgments available at the time such information was provided.

The business plans of the Companies used by SMBC Nikko Securities as a basis for the calculation in the DCF Method do not incorporate synergies resulting from the Share Transfer. The business plan of TSS for the fiscal years from March 2026 through March 2028 used by SMBC Nikko Securities as the basis for the calculation in the DCF Method does not include any fiscal years that are expected to show significant changes in profit or significant changes in free cash flow compared to the previous fiscal year. The business plan of R&D for the fiscal years from March 2026 through March 2028 used by SMBC Nikko Securities as the basis for the calculation in the DCF method includes a fiscal year in which significant changes in profit and significant changes in free cash flow compared to the previous fiscal year are expected. Specifically, for the fiscal year ending March 2026, R&D expects a significant increase in operating profit and EBITDA compared to the previous fiscal year (year-on-year increases of 39% and 36%, respectively) and a significant increase in free cash flow compared to the previous fiscal year(year-on-year increase of 36%) due mainly to a large-scale unprofitable project active from the end of the fiscal year ending March 2024 through the first quarter of the fiscal year ending March 2025 concluding at the end of March 2025, meaning the extinguishment of a loss-causing factor.

Nomura Securities performed its calculation in relation to the Share Transfer Ratio by adopting (a) the average market share price method, because the shares of the Companies are listed on the TSE Prime Market and thus each has a referenceable market share price, (b) the comparable companies method, because multiple listed companies that can be compared to the Companies exist and it is possible to make analogical inferences of share prices by comparing similar companies for each of the Companies, and (c) the DCF Method in order to reflect the status of future business activities.

The calculation results for each method are as follows. Note that “Calculation ranges for share transfer ratio” below indicates the ranges for shares of the Joint Holding Company’s common stock per share of TSS’s common stock if one share of the Joint Holding Company’s common stock is allocated per share of R&D’s common stock.

Calculation ranges for share transfer ratio
Average market share price method	1.16 – 1.43
Comparable companies method	0.84 – 1.27
DCF Method	1.18 – 1.34

The calculation reference date for the average market share price is November 12, 2025, and the calculation has been made based on the closing price on the calculation reference date, the simple average closing price for five business days from November 6, 2025 to the calculation reference date, the simple average closing price for one month from October 14, 2025 to the calculation reference date, the simple average closing price for three months from August 13, 2025 to the calculation reference date, and the simple average closing price for six months from May 13, 2025 to the calculation reference date.

In calculating the share transfer ratio above, Nomura Securities used information provided by the Companies, publicly available information and the like assuming that all such materials, information and the like are accurate and complete, and Nomura Securities has not made any independent study of the accuracy or completeness thereof. Nomura Securities has not made any independent assessment, appraisal, or evaluation, and has not requested any independent institution to conduct any appraisal or evaluation, in connection with any assets or liabilities (including derivative transactions, off-balance-sheet assets or liabilities, or other contingent liabilities) of the Companies or any of their affiliates, including analysis or assessment of individual assets and liabilities. The calculation of the share transfer ratio by Nomura Securities reflects information and economic conditions as of November 12, 2025.

Furthermore, the financial projections and other forward-looking information concerning R&D have been reasonably prepared by the management of R&D based on the best and most honest forecasts and judgments currently available, and the financial projections and other forward-looking information concerning TSS have been reasonably reviewed and confirmed by the management of R&D based on the best and most honest forecasts and judgments currently available. These calculations are premised on the assumption that the financial conditions of the Companies will evolve in accordance with such projections.

The business plans of the Companies used by Nomura Securities as a basis for the calculation in the DCF Method do not incorporate synergies resulting from the Share Transfer. The business plan of R&D for the fiscal years from March 2026 through March 2028 used by Nomura Securities as the basis for the calculation in the DCF Method includes a fiscal year in which significant changes in profit and significant changes in free cash flow compared to the previous fiscal year are expected. Specifically, for the fiscal year ending March 2026, R&D expects a significant increase in operating profit and EBITDA compared to the previous fiscal year (year-on-year increases of 39% and 36%, respectively) and a significant increase in free cash flow compared to the previous fiscal year (year-on-year increase of 134%) due mainly to a large-scale unprofitable project active from the end of the fiscal year ending March 2024 through the first quarter of the fiscal year ending March 2025 concluding at the end of March 2025, meaning the extinguishment of a loss-causing factor. The business plan of TSS for the fiscal years from March 2026 through March 2028 used by Nomura Securities as the basis for the calculation in the DCF Method does not include any fiscal years that are expected to show significant changes in profit or significant changes in free cash flow compared to the previous fiscal year.

(3)	Matters relating to the listing application for the Joint Holding Company

The Companies plan to submit to the TSE Prime Market a new listing application (for technical listing) for the shares in the Joint Holding Company to be newly established. The listing date is scheduled for April 1, 2026, which is the incorporation registration date for the Joint Holding Company.

Further, as the Companies will become wholly owned subsidiaries of the Joint Holding Company through the Share Transfer, the shares in the Companies are scheduled to be delisted from the TSE on March 30, 2026, which is prior to the listing of the shares in the Joint Holding Company. However, if the listing of the shares in the Joint Holding Company is approved, shareholders of the Companies will be able to continue trading on the TSE the shares in the Joint Holding Company received in connection with the Share Transfer.

The listing date for the shares in the Joint Holding Company and the delisting date for the shares in the Companies will be determined in accordance with the regulations of the TSE.

(4)	Measures to ensure fairness

The Companies have taken the following measures to ensure the fairness of the Share Transfer Ratio and the Share Transfer.

(i)	Obtainment of valuation reports regarding Share Transfer Ratio from independent third-party appraisers

In order to ensure the fairness and appropriateness of the Share Transfer Ratio, TSS obtained a valuation report regarding the Share Transfer Ratio dated November 12, 2025 from SMBC Nikko Securities, which is a third-party appraiser that is independent from the Companies. Please refer to “(2) Matters relating to calculation” in “3. Basis for allotments in connection with the Share Transfer” above for an outline of each valuation report regarding Share Transfer Ratio. In addition, TSS held negotiations and discussions with R&D that referenced the analysis and advice of TSS’s financial advisor and third-party appraiser SMBC Nikko Securities, and TSS resolved at its board of directors meeting held today to implement the Share Transfer at the Share Transfer Ratio described in “(3) Details of allotment for the Share Transfer (share transfer ratio)” in “2. Outline of the Share Transfer” above. TSS has not obtained from SMBC Nikko Securities an opinion stating that the Share Transfer Ratio is appropriate or fair from a financial perspective (a fairness opinion).

In order to ensure the fairness and appropriateness of the Share Transfer Ratio, R&D obtained a valuation report regarding the Share Transfer Ratio dated November 12, 2025 from Nomura Securities, which is a third-party appraiser that is independent from the Companies. Please refer to “(2) Matters relating to calculation” in “3. Basis for allotments in connection with the Share Transfer” above for an outline of each valuation report regarding Share Transfer Ratio. In addition, R&D held negotiations and discussions with TSS that referenced the analysis and advice of R&D’s financial advisor and third-party appraiser Nomura Securities, and R&D resolved at its board of directors meeting held today to implement the Share Transfer at the Share Transfer Ratio described in “(3) Details of allotment for the Share Transfer (share transfer ratio)” in “2. Outline of the Share Transfer” above. R&D has not obtained from Nomura Securities an opinion stating that the Share Transfer Ratio is appropriate or fair from a financial perspective (a fairness opinion).

(ii)	Advice from independent law firms

TSS received from its legal advisor for the Share Transfer, namely Nakamura, Tsunoda, & Matsumoto, advice from a legal perspective concerning various procedures for the Share Transfer and the decision-making method and processes for its board of directors.

Meanwhile, R&D received from its legal advisor for the Share Transfer, namely Mori Hamada & Matsumoto, advice from a legal perspective concerning various procedures for the Share Transfer and the decision-making method and processes for its board of directors.

Both the law firm Nakamura, Tsunoda, & Matsumoto and the law firm Mori Hamada & Matsumoto are independent from the Companies, and neither firm has any material conflicts of interest with the Companies.

(5)	Measures to avoid conflicts of interest

As no particular conflict of interest arises between the Companies in connection with the Share Transfer, no special measures have been taken.

4.	Outline of companies party to the Share Transfer (as of September 30, 2025)

(1)	Name	Toho System Science Co., Ltd.		R&D Computer Co., Ltd.
(2)	Address	1-12-14 Koishikawa, Bunkyo-ku, Tokyo		4-13-23 Shibaura, Minato-ku, Tokyo
(3)	Name and title of representative	Tomoyasu Kosaka President and Representative Director		Yoshiaki Fukushima President and Representative Director
(4)	Description of business	1. Software development Development of custom software primarily for the financial and telecommunications sectors 2. Information system services Computer operation management services, etc.		System integration Infrastructure solutions Package-based solutions Cloud-based solutions
(5)	Stated capital	526 million yen		460 million yen
(6)	Date of incorporation	June 1, 1971		January 13, 1971
(7)	Number of shares issued	20,798,988 shares		17,967,900 shares
(8)	End of fiscal period	March 31		March 31
(9)	Number of employees	651 employees		514 employees
(10)	Major business partners	Nomura Research Institute, Ltd.		Fujitsu Limited
(11)	Major financial institutions	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. Sumitomo Mitsui Trust Bank, Limited		MUFG Bank, Ltd. Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. Resona Bank, Limited Sumitomo Mitsui Trust Bank, Limited
(12)	Major shareholders and shareholding ratio	Toho System Science Employee Shareholding Association	8.87%	Yoshiaki Fukushima	11.55%
		UH Partners 3 Investment Limited Partnership	7.40%	Toshiaki Tamura	9.36%
		UH Partners 2 Investment Limited Partnership	7.29%	Y.K. Sanpo	9.28%
		Biprogy Inc.	5.06%	Itsuko Takagiwa	7.35%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.35%	Yoshihiro Tamura	4.92%
		NS Solutions Corporation	3.37%	Kazuya Takanashi	4.84%
		NOI Investment Limited Partnership	2.48%	Masaaki Tamura	4.51%
		Nomura Research Institute, Ltd.	2.12%	Fukushima Sangyou Corporation	2.97%
		Fujitsu Japan Limited	2.02%	Hideo Tamura	2.95%
		Kazuhiko Watanabe	1.98%	R&D Computer Employee Shareholding Association	1.84%

(13)	Relationships between the Companies
Capital relationship	Not applicable
Personnel relationship	Not applicable
Business relationship	The Companies have entered into a business alliance agreement dated September 30, 2024.
Status as related parties	Not applicable
(14)	Financial position and operating results for the past three years
Fiscal period	TSS			R&D
	FY ended March 2023 (non-consolidated)	FY ended March 2024 (non-consolidated)	FY ended March 2025 (non-consolidated)	FY ended March 2023 (consolidated)	FY ended March 2024 (consolidated)	FY ended March 2025 (consolidated)
Net assets (million yen)	8,773	9,365	8,820	4,865	5,773	5,994
Total assets (million yen)	12,813	13,477	12,975	7,502	8,712	8,348
Net assets per share (yen)	722.29	513.18 (Note 1)	509.15	540.34	320.55 (Note 2)	332.75
Sales (million yen)	15,446	16,280	17,342	11,578	13,732	13,730
Operating profit (million yen)	1,514	1,574	1,658	1,222	1,729	1,433
Ordinary profit (million yen)	1,522	1,583	1,627	1,238	1,743	1,463

Net profit (million yen)	1,116	1,082	1,194	772 (Note 3)	1,233 (Note 3)	1,023 (Note 3)
Net profit per share (yen)	92.04	59.32 (Note 1)	65.35	86.01 (Note 4)	68.73 (Note 2) (Note 4)	57.00 (Note 4)
Dividend per share (yen)	40.00	40.00	45.00	35.00	45.00 [35.00] (Note 5)	36.00

Note 1: TSS conducted a share split dividing one share of common stock in TSS into 1.5 shares, effective September 1, 2023. “Net assets per share” and “Net profit per share” have been calculated based on the assumption that the share split occurred at the beginning of TSS’s fiscal year ending March 2023.

Note 2: R&D conducted a share split dividing one share of common stock in R&D into two shares, effective November 1, 2023. “Net assets per share” and “Net profit per share” have been calculated based on the assumption that the share split occurred at the beginning of R&D’s fiscal year ending March 2023.

Note 3: This figure represents “Net profit attributable to the parent company.”

Note 4: This figure represents “Net profit attributable to the parent company per share.”

Note 5: R&D conducted a share split dividing one share of common stock in R&D into two shares, effective November 1, 2023. The dividend per share for the fiscal year ended March 2024 reflects the actual dividend amount prior to this share split, while the amount in [ ] shows the adjusted amount after the share split.

5.	Status of the Joint Holding Company to be established through the Share Transfer

(1)	Trade name	Toranvia Co., Ltd.
(2)	Location of head office	Bunkyo-ku, Tokyo
(3)	Representatives and officers to assume office

Tomoyasu Kosaka, Chairperson and Representative Director

Yoshiaki Fukushima, President and Representative Director

Kazuhisa Sasanuma, Director

Masayo Sunaga, Director

Takanori Ishii, Director

Keiichi Yamamura, Director

Isao Hironaga, Director

Fumitoshi Okuno, Director

Hiroyuki Morita, Outside Director

Akira Uemura, Outside Director

Ichiro Akita, Outside Director

Hiromi Kimura, Outside Director

Naoki Tanabe, Company Auditor

Katsuhiko Kudo, Outside Company Auditor

Toshihiko Hirose, Outside Company Auditor

(4)	Description of business	Management of subsidiaries and any businesses incidental or related thereto
(5)	Stated capital	2,000 million yen
(6)	End of fiscal period	March 31
(7)	Net assets (consolidated)	Not determined at this time
(8)	Total assets (consolidated)	Not determined at this time
(9)	Organizational structure	Company with a board of company auditors
(10)	Financial auditor	Deloitte Touche Tohmatsu LLC
(11)	Shareholder register administrator	Sumitomo Mitsui Trust Bank, Limited

6.       Summary of accounting processes associated with the Share Transfer

It is expected that the Share Transfer will constitute an “acquisition” under the Accounting Standard for Business Combinations and that the purchase method will be adopted. Although goodwill (or negative goodwill) is expected to arise in the consolidated accounts of the Joint Holding Company pursuant to the adoption of the purchase method, at present that amount has yet to be determined.

7.       Future outlook

The management policy, plans, results forecasts, and other such information regarding the newly established Joint Holding Company will be disclosed in the future once reviewed and determined by the Companies.

8.       Other matters

TSS stipulates the record date for its annual shareholders meeting in Article 13 (Record Date for Annual Shareholders Meeting) of its current Articles of Incorporation. However, TSS intends to abolish the record date system for its annual shareholders meeting and delete Article 13 (Record Date for Annual Shareholders Meeting) in its entirety from TSS’s current Articles of Incorporation. In addition, R&D stipulates the record date for its annual shareholders meeting in Article 11 (Record Date) of its current Articles of Incorporation. However, R&D intends to abolish the record date system for its annual shareholders meeting and delete Article 11 (Record Date) in its entirety from R&D’s current Articles of Incorporation if the Share Transfer becomes effective.

End

(Reference): TSS’s consolidated results forecast for the current period (announced on November 13, 2025) and consolidated results for the previous period

TSS	Sales (million yen)	Operating profit (million yen)	Ordinary profit (million yen)	Net profit (million yen)	Net profit per share (yen)
Consolidated results forecast for the current period (Fiscal year ending March 2026)	19,000	1,710	1,720	1,195	68.92
Consolidated results for the previous period (Fiscal year ending March 2025)	17,342	1,658	1,627	1,194	65.35

(Reference): R&D’s consolidated results forecast for the current period (announced on November 13, 2025) and consolidated results for the previous period

R&D	Sales (million yen)	Operating profit (million yen)	Ordinary profit (million yen)	Net profit attributable to shareholders of the parent company (million yen)	Net profit attributable to the parent company per share (yen)
Consolidated results forecast for the current period (Fiscal year ending March 2026)	14,500	1,860	1,880	1,250	69.63
Consolidated results for the previous period (Fiscal year ending March 2025)	13,730	1,433	1,463	1,023	57.00

[Supplementary Materials] Notice Regarding Management Integration through the Establishment of a Joint Holding Company (Joint Share Transfer) between Toho System Science Co., Ltd. and R&D Computer Co., Ltd. TSS TOHO SYSTEM SCIENCE CO., LTD. R&D RAND R&D COMPUTER CO., LTD. November 13, 2025 Copyright(c) Toho System Science Co., Ltd. All rights reserved.

1. Background and Purpose of Business Integration Against a background of changes to external and internal environments and changes in the required functions and roles, we will combine our respective strengths in pursuit of enhanced value across the entire value chain as a new company forming the new core of the SIer industry. TSS Data Subsidiary of Toho Mutual Life Insurance Co. (Est. 1971.6) TSS for Business (Strengths) 1. Over 50 years in business 2. Financial core business (customer base) 3. Mutually beneficial strategic relationship 4. Business talent development (training / education) R&D for Technology (Strengths) 1. Over 50 years in business 2. Broad, solid customer base 3. Building long-term cooperative relationships 4. Technical talent development (training / education) R&D RAND Independent System Integrator (Est. 1971.1) Generated Synergy "Producer of Solutions for Social Issues" 1. Expansion of customer base and business portfolio 2. Creation of new services/improvement of project efficiency 3. Strengthening of human resource/organizational structure 4. Cost efficiency and strengthening of management base External Environment Changes Backdrop System/software renewal Cyber security AI boom (4th gen.) TSE rules (next gen. TOPIX) Business model transformation Intensifying competition Customers DX promotion (investment) acceleration Changing, diversifying needs Scale expansion Incentives for production efficiency Reassessment of internal systems Acceleration of insourcing Copyright(c) Toho System Science Co., Ltd. All rights reserved.

2. Medium- to Long-term Goals Focus on portfolio transformation and stronger competitiveness through business synergies for the realization of a seamless society [Management Goals (FYE March 2031] Sales:JPY 50 billion TSS R&D RAND Phase 0 2024 Phase 1 2025 New Mid-term Plan 2027oVision 500 New Mid-term Plan VISION2025 New Mid-term Plan VISION2025 Phase 2 2027 Integration Phase 3 2030 Realization of a Seamless Society 2025-2026 HOP (Merging): Quantitative Expansion Expansion of customer needs Strengthening of proposal capabilities and competitiveness (increase of engineers) Portfolio transformation (market expansion) Further expansion of service business domains Aggressive investment business scale expansion 2026-2028 STEP (Integration): Quality Improvement Further improvement of DX promotion capabilities Focus on digital business Improvement of stock revenue (business x technology) Strengthening of corporate domains (systematization) Further increase in profits from increased added value 2028-2030 JUMP (Development): Ingenuity Solving social issues beyond customers, industries and business categories Advanced proposal capabilities (applied conversion) Analysis of common and specific market needs Establishment of new platform business Demonstration of unified presence of harmony / integration Copyright(c) Toho System Science Co., Ltd. All rights reserved.

3. [Synergy] Expansion of Customer Base and Business Portfolio, Enhancement of Project Acquisition Capabilities Efforts will be made to integrate the strategic and mutually beneficial relationships (contact points, knowhow, etc.) cultivated with customers by both companies for over half a century, to harmonize the system by unifying "TSS for Business" and "R&D for Technology" and to expand opportunities for incoming orders and enhance our service offerings. Heighten productivity as a producer of resolutions for social problems, and co-create competitive advantages for our customers Expand customer base and business domains (expand opportunities for incoming orders) Combination of both domains and collaboration of knowhow Expansion of cross-selling and up-selling opportunities through increased awareness Enrichment of customer base Increase of lead generation TSS Customer/domain Increase of order closing rate R&D RAND Customer/domain Enhance services by increasing engineers (improve LTV) Expansion and scaling up of services with institutionalization of engineer collaboration Enhancement of project acquisition capabilities Core system (multiply) Infrastructure system (multiply) Service system Business + Technology = Project acquisition capabilities 1 1 3 Increase in engineers Business SE (banks, life insurance, non-life insurance, credit cards) Technical SE (cloud, agile, DB, AI) Service system SE (Salesforce, others) Improvement of project acquisition capabilities Copyright(c) Toho System Science Co., Ltd. All rights reserved.

3. [Synergy] Creation of New Services / Improving Project Efficiency The strategic and mutually beneficial relationships (contact points, knowhow, etc.) cultivated with customers by both companies for over half a century will be integrated, and the system will be harmonized by unifying "TSS for Business" and "R&D for Technology," to drastically improve proposal capabilities, quality and productivity. Heighten productivity as a producer of resolutions for social problems, and co-create competitive advantages for our customers Quality Qualitative improvement (efficiency) Improvement of product efficiency with expansion of needs Improvement of productivity Human potential Detail-oriented Systematization Expansion of business domains / customer base (multiply) Producing Establishment of competitive advantage Utilization of assets (IT assets) to create new services Research & development Business capabilities Intellectual property Technical capabilities Proposals for new customer segments (multiply) Quantity Quantitative improvement (innovation) Development of new markets through synergistic effects Development of AI and other advanced technologies Advanced proposal capabilities Creation of new services High-level management Expansion into untapped domains Copyright(c) Toho System Science Co., Ltd. All rights reserved.

3. [Synergy] Building Optimal systems and Fostering Corporate Culture Strengthening the ability to meet customer needs through enhanced organizational capabilities and individual growth, while integrating "TSS for training" and "R&D for education" to harmonize the system. Enhance each employee's "individual" potential to foster a strong, replicable corporate culture across the organization Toranvia Improving cost efficiency (multiply) Strengthening management base Resource sharing / allocation Cost optimization Improve operational efficiency 'Further strengthen the organization' by mutually utilizing / fusing the management knowhow held by both companies Training (multiply) Education Sales Technology Human resources Corporate I T Assets Development Strengthening of human resources / organizational structure Biz x Tech x Comp* *Comp = Competency Strengthening of governance Diverse participation opportunities Personnel exchanges skill enhancement Copyright(c) Toho System Science Co., Ltd. All rights reserved.

4. Origin of Trade Name (Source for Fostering of Corporate Culture) [TOHO + RAND + Via (Path)] = Toranvia Goal Discussion Review Collaboration TSS Creating the future together with our customers Integration R&D RAND We are your IT partner that is continuously creating solutions Opening Via (a Path) to the Co-creation (TSS + R&D) of the Future Toranvia Current state Implementing bold ideas Mid- to Long-term growth Solving obvious problems Future if current state persists Short-term growth Timeline Copyright(c) Toho System Science Co., Ltd. All rights reserved.

5. Overview of Management Integration Method of Business Integration, etc. Method of management integration Based on the spirit of equality, a joint stock transfer will be conducted under which Toho System Science and R&D Computer will become wholly owed subsidiaries by transferring shares to a newly established joint holding company (Toranvia), which will become the wholly owning parent company. Stock transfer ratio Toho Systems Science : R&D Computer = 1.27 : 1 For each one common share of Toho System Science, 1.27 common shares of Toranvia will be delivered. For each one common share of R&D Computer, one common shares of Toranvia will be delivered. Capital Relationship after Management Integration (26/4/1-) Toranvia (listed) Toho System Science (unlisted) 100% subsidiary R&D Computer 2 subsidiaries (unlisted) 100% subsidiary Management Integration Schedule (scheduled) BOD Approval of Management Integration Agreement & Stock Transfer Plan (both companies) Nov. 13, 2025 (today) Execution of Management Integration Agreement and creation of Stock Transfer Plan (both companies) Nov. 13, 2025 (today) Public announcement of record date for extraordinary general meeting of shareholders (both companies) Nov. 14, 2025 (scheduled) Record date for extraordinary general meeting of shareholders (both companies) Nov. 28, 2025 (scheduled) Approval of Stock Transfer Plan at extraordinary general meeting of shareholders (both companies) Jan. 16, 2026 (scheduled) Delisting date (both companies) Mar.30, 2026 (scheduled) Date of registration of establishment of joint holding company (effective date) Apr. 1, 2026 (scheduled) Initial public offering date for shares of joint holding company Apr. 1, 2026 (scheduled) Copyright(c) Toho System Science Co., Ltd. All rights reserved.

6. Overview of Joint Holding Company (scheduled) Trade name Kabushiki Kaisha Toranvia (English name: Toranvia Co., Ltd.) Location of head office Bunkyo-ku, Tokyo Location of headquarters Bunkyo-ku, Tokyo Design of organization Company with Board of Company Auditors scheduled appointment of representatives and officers Representative Director & Chairman: Tomoyasu Kosaka Outside Director: Hiroyuki Morita Representative Director & President: Yoshiaki Fukushima Outside Director: Akira Uemura Director: Kazuhisa Sasanuma Outside Director: Ichiro Akita Director: Masayo Sunaga Outside Director: Hiromi Kimura Director: Takanori Ishii Full-time Auditor: Naoki Tanabe Director: Keiichi Yamamura Outside Auditor: Katsuhiko Kudo Director: Isao Hironaga Outside Auditor: Toshihiko Hirose Director: Fumitoshi Okuno Capital stock JPY 2 billion scheduled establishment date April 1, 2026 Fiscal year end date March 31st Listing stock exchange Tokyo Stock Exchange Prime Market Copyright(c) Toho System Science Co., Ltd. All rights reserved.

7. TSS and R&D Company Profiles

	Toho System Science Co., Ltd.	R&D Computer Co., Ltd.
Representative	Tomoyasu Kosaka, Representative Director, President & Executive Officer	Yoshiaki Fukushima, Representative Director & President
Location	1-12-14 Koishikawa, Bunkyo-ku, Tokyo Nihon Seimei Koishikawa Bldg. 5F	4-13-23 Shibaura, Minato-ku, Tokyo MS Shibaura Bldg.
Est.	June 1971	January 1971
Business content	● Software development: software development centered on financial and communications sectors ● Information system services: computer operation and management services, etc.	● Systems integration ● Infrastructure solutions ● Packaging solutions ● Cloud solutions
Capital	JPY 526 million	JPY 460 million
Annual sales	FYE March 2025: JPY 17,342 million	FYE March 2025 (consolidated): JYP 13,730 million
Employees (2025/9)	651	514

10

Direct Inquiries to: Toho System Science Co., Ltd. Corporate Administration Div. Business Planning Dept. : +81-3-3868-6061 : ir@tss.co.jp R&D Computer Co., Ltd. Corporate Administration Div. : +81-3-5232-3046 : Please use the "Contact Form" under "Email Inquiry" on the "Contact Us" page of our website. IR Information Toho System Science Co., Ltd. https://www.tss.co.jp/ir R&D Computer Co., Ltd. https://www.rand.co.jp/ir/ To our shareholders and investors TSS R&D RAND